June 24, 2013

VIA EMAIL AND EDGAR

Mr. Nicholas P. Panos

Senior Special Counsel

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549-3628

Re:	sTec, Inc.

Definitive Additional Materials on Schedule 14A

Filed June 10, 2013

File No. 000-31623

Dear Mr. Panos:

On behalf of our client, sTec, Inc. (“sTec”), set forth below are sTec’s responses to comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), contained in the comment letter dated June 12, 2013 (the “Comment Letter”), with respect to the above-referenced Definitive Additional Materials on Schedule 14A (the “Schedule 14A”). For your convenience, we have reproduced below in italic type each of the Staff’s comments and have provided sTec’s respective response immediately below each comment.

Success of Transition Requires Timely Execution, Coherent Implementation, and Consistent Focus among sTec’s Management and Directors

1.	In the first paragraph, please disclose how sTec concluded that its progress will be “derailed.” Also disclose how sTec concluded that the dissidents “desire to maximize trading flexibility” and have a “short-term investment horizon.”

We note the Staff’s comment and respectfully submit that the representatives of Balch Hill Capital, LLC and Potomac Capital Management, LLC, and related entities (collectively, the “Balch Hill-Potomac Entities”) in their meetings with sTec’s management, and in the filings of the Balch Hill-Potomac Entities with the Commission, have consistently stated that they would propose a “go-to-market” strategy focusing solely on the OEM segment of sTec’s existing business. This strategy is directly at odds with sTec’s recently announced strategy to broaden its marketing channels away from just OEMs toward developing a more balanced

Mr. Nicholas P. Panos

June 24, 2013

sales mix, with approximately half of its revenue to be derived from new, non-OEM customers. This new strategy is designed to align sTec with the growth trends forecast for its industry. This is consistent with International Data Corporation’s estimates that approximately half the revenue of the overall enterprise storage industry will come from non-OEM customers by 2016, including global channel partners and direct enterprise customers.

Therefore, sTec believes that if the Balch Hill-Potomac Entities’ nominees obtain seats on the Board of Directors of sTec (the “Board”), they will seek to reverse the company’s new business strategy, and thereby potentially derail sTec’s progress in diversifying its customer base and its progress in this growing market opportunity, a market in which management and the current Board believe sTec has the opportunity to effectively compete.

Additionally, with respect to sTec’s views regarding the Balch Hill-Potomac Entities’ desire to maximize their trading flexibility, we respectfully advise the Staff that the Balch Hill-Potomac Entities have repeatedly rebuked sTec’s invitations to enter into a standard non-disclosure agreement in exchange for obtaining access to more detailed information about the company. sTec believes that the Balch Hill-Potomac Entities refused to enter into a non-disclosure agreement and conduct proper and meaningful diligence of the company in order to preserve their ability to trade in and out of sTec stock. In fact, the May 14, 2013 Schedule 13D/A of the Balch Hill-Potomac Entities shows that since their last discussions with the company’s management in April 2013, the Balch Hill-Potomac Entities have continued to purchase sTec shares. In this regard, sTec believes the Balch Hill-Potomac Entities have a view towards maximizing their trading flexibility.

Moreover, we note the Staff’s comment regarding the Balch Hill-Potomac Entities’ short-term investment horizon, and advise that the Balch Hill-Potomac Entities have demonstrated track records of exerting their investment influence to drive near-term sales of the subject companies. Previous investments of the Balch Hill-Potomac Entities include Gadzoox, Memsic, and PLX, all of which demonstrate the Balch Hill-Potomac Entities’ short-term investment horizon. For example, in February 2013, after Balch Hill’s failed attempt to force the sale of PLX, Potomac Capital Management, LLC in an open letter to the board of directors of PLX urged the board to evaluate “all value enhancing opportunities,” which, before it had discussions with the board of directors or management of PLX, Potomac had determined was clearly best achieved by speaking to potential acquirors, only after having accumulated their position in PLX in the prior thirteen weeks. sTec believes that this exemplifies the type of opportunistic behavior the Balch Hill-Potomac Entities are willing to undertake. Given that the Balch Hill-Potomac Entities have, in the past, exercised their influence to promote short-term results, sTec believes that the Balch Hill-Potomac Entities are primarily motivated to maximize their short-term investment results in this instance as well. To the extent necessary, sTec will further clarify the basis for its stated views as described above in future soliciting materials.

Mr. Nicholas P. Panos

June 24, 2013

2.	The second paragraph indicates that to focus solely on OEMs is “highly risky.” We also noticed the third paragraph states that “major enterprise customers … are contemplating large-scale SSD-based system deployments.” Please provide supplemental information, or further disclosure in the document as appropriate, to support these statements.

In response to the Staff’s comment, we respectfully note that, as explained in the Schedule 14A, the OEM market has become increasingly competitive, with decreasing selling prices, tightening margins, and concentrating sales. Essentially, the products in this area have become increasingly commoditized by a few large players, making sales in the OEM market more difficult and less profitable. For this reason, and because, as noted above, opportunities in the enterprise storage market are expanding (specifically, International Data Corporation estimates that approximately half the revenue of the overall enterprise storage industry will come from non-OEM customers by 2016), sTec believes a focus solely on the OEM market is highly risky.

As a result, sTec has implemented a new sales strategy to achieve a more balanced sales mix that includes going directly to non-OEM customers, including global channel partners and direct enterprise customers. These customers require solutions tailored to their industry and client specific applications, to optimize flash within their systems, which allows sTec to differentiate its products and operate in a market with a value-added pricing structure.

With respect to sTec’s statements regarding the plans of major enterprise customers, we supplementally advise the Staff that such statements are based on discussions that sTec has had with a variety of major enterprises, as current and prospective major customers in this targeted vertical market are contemplating large-scale SSD-based system deployments that do or could include sTec’s products and technologies. During 2013, examples of the type of activity that sTec has observed in this market include the following: sTec has sold more than 10,000 drives to a company undertaking a large private cloud build-out, sTec has received its first orders from a major banking institution and an oil and gas customer, and sTec has responded to RFIs for a large data center, a web company, and a web hosting company. These activities have served as the basis for sTec’s belief that “major enterprise customers … are contemplating large-scale SSD-based system deployments.”

Mr. Nicholas P. Panos

June 24, 2013

We appreciate your prompt attention to sTec’s responses to your comments. If we can be of any further assistance, or if you have any questions, please do not hesitate to call me at (949) 451-4343, or Michelle Hodges at (949) 451-3954.

Sincerely,

/s/ James Moloney
GIBSON, DUNN & CRUTCHER LLP

JJM/ydc

cc:	Gabriel Eckstein, Staff Attorney

    U.S. Securities and Exchange Commission

Mark Moshayedi, President and Chief Executive Officer

    sTec, Inc.

Michelle A. Hodges

David C. Lee

    Gibson, Dunn & Crutcher LLP